02024060

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for March 8, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82146
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 8, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: Ellen V Kiernan

Name: Ellen V. Kiernan
Title: Vice President

34957 ARC 2002-BC1 [10169.041]
Form SE (Computational Materials)

Exhibit Index

Exhibit	Page
99.1 Computational Materials	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

COMPUTATIONAL MATERIALS

for

AMORTIZING RESIDENTIAL COLLATERAL TRUST

Mortgage Pass-Through Certificates, Series 2002-BC1

$1,558,258,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch) [4]
A [5]	1,432,971,000	1M Libor	3.18	1-115	8.50	TBD	4/25/2032	Aaa/AAA/AAA
A-IO [6]	Notional	N/A	N/A	N/A	N/A	N/A	2/25/2005	Aaa/AAA/AAA
M1	50,898,000	1M Libor	5.35	37-115	5.25	TBD	4/25/2032	Aa/AA/AA
M2	39,152,000	1M Libor	5.25	37-115	2.75	TBD	4/25/2032	A/A/A
B	35,237,000	1M Libor	4.52	37-93	0.50	TBD	4/25/2032	Baa2/BBB/BBB

To Maturity

Class	Approx. Size ($) [1]	Benchmark	Est. WAL [2] (yrs.)	Payment Window (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch) [4]
A [5]	1,432,971,000	1M Libor	3.28	1-194	8.50	TBD	4/25/2032	Aaa/AAA/AAA
A-IO [6]	Notional	N/A	N/A	N/A	N/A	N/A	2/25/2005	Aaa/AAA/AAA
M1	50,898,000	1M Libor	5.42	37-133	5.25	TBD	4/25/2032	Aa/AA/AA
M2	39,152,000	1M Libor	5.25	37-116	2.75	TBD	4/25/2032	A/A/A
B	35,237,000	1M Libor	4.52	37-93	0.50	TBD	4/25/2032	Baa2/BBB/BBB

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 100% of the Adjustable Rate Prepayment Assumption and 115% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.13% each month to 30% CPR in month 24 and remain at 30% CPR thereafter. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4.0% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.5%.

(4) All Classes of Certificates will be rated by Moody's, S&P and Fitch.

(5) Class A is the Senior Certificate of the collateral pool.

(6) Class A-IO will be a Senior Interest-Only Certificate, which will receive interest payments for the first 36 distribution dates.

Mortgage Insurance

Approximately 76.6% of the mortgage loans with over 60% Loan-to-Value ("LTV") (approximately 71.9% of the Cut-off Date group principal balance) will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), or Primary Mortgage Insurance ("PMI"). Subject to certain exceptions, primary mortgage insurance will generally reduce the uninsured exposure to 60% LTV.

Loss Mitigation Advisor

The MurrayHill Company ("MurrayHill") will act as a loss mitigation advisor on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A certificate, until it has been retired. Principal will then be allocated sequentially to the M1, M2 and B certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A certificate to the Target Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to the initial Overcollateralization.

Interest Payment Priority

The Interest Rates for Classes A, M1, M2 and B will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 36th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificate based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 36th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on February 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee, Master Servicing Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A and the A-IO Interest and Carryforward Interest to the Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, and B (the "Subordinate Classes"), sequentially;

(4) To pay the Loss Mitigation Advisor Fee;

(5) To pay the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, to the Class A and then sequentially to Classes M1, M2 and B to maintain the Overcollateralization Target;

(7) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(8) To pay sequentially to Classes M1, M2, and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(9) To pay sequentially to Classes M1, M2, and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate.[(1)].

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8), and (10), in that order of priority.

Class A-IO Notional Amount

The Class A-IO Notional Balance, will be the lesser of the beginning period collateral balance and the following schedule:

Distribution Dates	A-IO Notional Amount
1-6	$ 516,809,507.94
7-12	$ 422,844,142.86
13-18	$ 328,878,777.78
19-24	$ 281,896,095.24
25-30	$ 93,965,365.08
31-36	$ 46,982,682.54

On and after the 37th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Class A-IO will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Two-Year Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to protect against interest rate risk from (i) upward movement in one month LIBOR and (ii) to diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The two-year Interest Rate Cap Agreement will have a strike rate of [ ]%. In the event one month LIBOR rises above [ ]% it will contribute cash.

The Notional Balance of the cap will amortize according to its schedule below.

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Month	Notional Balance
1	N/A
2	1,545,003,140.22
3	1,529,573,742.51
4	1,511,997,282.35
5	1,492,310,331.80
6	1,470,579,151.05
7	1,446,881,545.27
8	1,421,318,607.77
9	1,394,075,756.68
10	1,365,587,199.55
11	1,337,159,038.74
12	1,309,287,321.49
13	1,282,004,253.04

Month	Notional Balance
14	1,255,297,178.84
15	1,229,153,633.20
16	1,203,560,798.80
17	1,178,498,908.06
18	1,153,938,676.44
19	1,129,891,550.27
20	1,106,076,839.57
21	1,082,669,153.39
22	1,058,602,862.31
23	1,003,808,475.07
24	950,532,242.26
25	0

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate collateral balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate collateral balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 36 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the Class A-IO Notional Balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administration Fee Rate and the Insurance Fee Rate, in the case of a MGIC or PMI Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by the mortgage insurance are allocated in the following order: excess spread, overcollateralization, Class B, then Class M2, and then Class M1. Excess losses will be applied to the Class A while it is still outstanding. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount".

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

5% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services, on any Distribution Date following the month in which the loan principal balance is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double, and the margins on the Subordinate Classes will increase to 1.5 times their initial margin. The right to call the transaction will then be held by an affiliate of Lehman Brothers, Inc.

Origination and Servicing

The majority of the mortgage loans were originated by Wells Fargo (26.64%), Finance America (22.73%), BNC (20.41%) and the CIT Group (15.89%), and will be serviced by Ocwen (62.26%), Wells Fargo (26.64%) and Option One (7.03%). [Lehman Brothers is considering a sale of servicing of most of the loans currently serviced by Option One. Any servicing transfer will be subject to rating agency approval.]

[Pre-funding

Approximately [ ]% of the mortgage loans will be pre-funded. These loans have already been identified and are scheduled to be purchased into the Trust by the second Distribution Date.]

Credit Enhancement

Subordination

Classes A and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2 and B, and Class M2 will be senior to Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds a specified percentage of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A	A-IO
Aaa/ AAA/AAA Libor Floater	Aaa/ AAA/AAA 6.00% Interest Rate

Class A-IO is a senior interest only class And has the preferential right to receive Interest over the Subordinate Classes.

M1
Aa AA/AA Libor Floater

M2
A/A/A Libor Floater

Classes M1, M2, and B are subordinate Classes subject to a lock-out period of 36 months with respect to principal payments.

B
Baa2/BBB/BBB Libor Floater

Contacts

MBS Trading	Dan Wallace	(201) 524-2320
	Matt Miller	(201) 524-2320
	Rishi Bansal	(201) 524-2320
Product Management	Arthur Chu	(201) 524-4539
MBS Banking	Stan Labanowski	(646) 351-5605
	Ellen Kiernan	(646) 351-5651
	Mary Stone	(646) 351-5694
	Jenna Levine	(201) 793-4279
Structuring	Vanessa Vanacker	(212) 526-9466

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC1
Depositor:	Structured Asset Securities Corporation
Trustee:	Bank One
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Mortgage Insurance Providers:	Mortgage Guaranty Insurance Corporation ("MGIC") and Primary Mortgage Insurance ("PMI")
Loss Mitigation Advisor:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: March 25, 2002
Cut-Off Date:	February 1, 2002
Expected Pricing Date:	[February [ ], 2002]
Expected Closing Date:	[March 8, 2002]
Expected Settlement Date:	[March 8, 2002 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Day Count:	Actual/360 on Classes A, M1, M2, and B 30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Securities Administration Fee:	0.0045% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A, M1, M2, and B. Minimum[$500,000]; increments $1 in excess thereof for Class A-IO
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, A-IO, M1, M2 and B Certificates are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 5% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.94	4.16	3.18	2.56	2.12
Window (mos)	1-216	1-154	1-115	1-91	1-74
Expected Final Mat.	2/25/20	12/25/14	9/25/11	9/25/09	4/25/08
Class M1					
Avg. Life (yrs)	10.18	7.06	5.35	4.43	3.94
Window (mos)	59-216	41-154	37-115	38-91	39-74
Expected Final Mat.	2/25/20	12/25/14	9/25/11	9/25/09	4/25/08
Class M2					
Avg. Life (yrs)	10.02	6.93	5.25	4.33	3.82
Window (mos)	59-216	41-154	37-115	37-91	38-74
Expected Final Mat.	2/25/20	12/25/14	9/25/11	9/25/09	4/25/08
Class B					
Avg. Life (yrs)	8.63	5.93	4.52	3.77	3.38
Window (mos)	59-178	41-124	37-93	37-73	37-60
Expected Final Mat.	12/25/16	6/25/12	11/25/09	3/25/08	2/25/07

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	6.09	4.29	3.28	2.64	2.19
Window (mos)	1-315	1-252	1-194	1-155	1-126
Expected Final Mat.	5/25/28	2/25/23	4/25/18	1/25/15	8/25/12
Class M1					
Avg. Life (yrs)	10.30	7.15	5.42	4.49	3.98
Window (mos)	59-245	41-177	37-133	38-105	39-85
Expected Final Mat.	7/25/22	11/25/16	3/25/13	11/25/10	3/25/09
Class M2					
Avg. Life (yrs)	10.02	6.93	5.25	4.33	3.82
Window (mos)	59-218	41-155	37-116	37-91	38-75
Expected Final Mat.	4/25/20	1/25/15	10/25/11	9/25/09	5/25/08
Class B					
Avg. Life (yrs)	8.63	5.93	4.52	3.77	3.38
Window (mos)	59-178	41-124	37-93	37-73	37-60
Expected Final Mat.	12/25/16	6/25/12	11/25/09	3/25/08	2/25/07

[1] **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

A-IO Sensitivity Analysis [1]

Price [2]	Yield (%)
9-00+	6.31
9-01	6.13
9-01+	5.95
9-02	5.77
9-02+	5.60
9-03	5.42
9-03+	5.25
9-04	5.07
9-04+	4.90
9-05	4.72
9.05+	4.55
Mod. Dur.	0.95[3]

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 9-03 plus accrued interest.

Available Funds Cap Schedule* (1) (2)

It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.

Period	A Funds Cap (%)	Period	A Funds Cap (%)
1	N/A	31	9.2719
2	N/A	32	9.5666
3	N/A	33	9.4928
4	N/A	34	10.4636
5	N/A	35	10.1090
6	N/A	36	10.0916
7	N/A	37	11.5879
8	N/A	38	10.4598
9	N/A	39	10.9838
10	N/A	40	11.1644
11	N/A	41	11.5277
12	N/A	42	11.1507
13	N/A	43	11.1420
14	N/A	44	11.5045
15	N/A	45	11.1933
16	N/A	46	11.8206
17	N/A	47	11.4299
18	N/A	48	11.4204
19	N/A	49	12.6335
20	N/A	50	11.4014
21	N/A	51	11.8158
22	N/A	52	11.5263
23	N/A	53	11.9003
24	N/A	54	11.5069
25	9.0591	55	11.5026
26	8.4553	56	11.8758
27	8.8570	57	11.4967
28	8.9996	58	11.9580
29	9.2768	59	11.5620
30	8.9631	60	11.5518

(1) Based on 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

ARC 2002-BC1 Collateral Summary

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,722	64,704,031.59	4.13
50,000.01 - 100,000.00	4,142	304,837,999.95	19.46
100,000.01 - 150,000.00	2,550	314,998,302.25	20.11
150,000.01 - 200,000.00	1,615	279,812,354.93	17.87
200,000.01 - 250,000.00	870	194,799,367.17	12.44
250,000.01 - 300,000.00	519	142,510,249.79	9.10
300,000.01 - 350,000.00	298	96,749,944.46	6.18
350,000.01 - 400,000.00	177	66,558,765.15	4.25
400,000.01 - 450,000.00	64	27,233,145.40	1.74
450,000.01 - 500,000.00	61	29,123,333.53	1.86
500,000.01 - 550,000.00	20	10,628,366.17	0.68
550,000.01 - 600,000.00	32	18,437,404.41	1.18
600,000.01 - 650,000.00	13	8,335,593.22	0.53
650,000.01 - 700,000.00	2	1,363,000.00	0.09
700,000.01 - 750,000.00	1	749,568.50	0.05
750,000.01 - 800,000.00	2	1,521,517.38	0.10
800,000.01 - 850,000.00	1	826,494.97	0.05
850,000.01 - 900,000.00	1	900,000.00	0.06
950,000.01 - 1,000,000.00	2	1,999,980.00	0.13
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	7	1,033,087.04	0.07
6.001 - 6.500	37	7,381,279.64	0.47
6.501 - 7.000	226	40,555,768.26	2.59
7.001 - 7.500	523	97,659,334.82	6.24
7.501 - 8.000	1,129	190,482,059.07	12.16
8.001 - 8.500	1,336	205,144,742.91	13.10
8.501 - 9.000	1,983	289,979,259.21	18.52
9.001 - 9.500	1,560	197,700,425.83	12.62
9.501 - 10.000	1,702	199,800,847.33	12.76
10.001 - 10.500	1,082	109,928,098.25	7.02
10.501 - 11.000	999	101,577,612.60	6.49
11.001 - 11.500	582	52,200,562.01	3.33
11.501 - 12.000	412	35,002,606.06	2.24
12.001 - 12.500	233	19,179,816.57	1.22
12.501 - 13.000	156	11,609,130.77	0.74
13.001 - 13.500	78	4,798,498.48	0.31
13.501 - 14.000	26	1,229,780.43	0.08
14.001 - 14.500	18	666,919.50	0.04
14.501 - 15.000	2	117,376.40	0.01
15.001 - 15.500	1	42,213.69	0.00
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 180	941	72,893,602.11	4.65
181 - 240	135	9,605,631.68	0.61
241 - 300	8	533,871.69	0.03
301 - 360	11,007	1,482,975,568.42	94.69
361 >=	1	80,744.97	0.01
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 180	941	72,893,602.11	4.65
181 - 240	135	9,605,631.68	0.61
241 - 300	8	533,871.69	0.03
301 - 360	11,007	1,482,975,568.42	94.69
361 >=	1	80,744.97	0.01
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 10.00	43	2,071,232.88	0.13
10.01 - 20.00	149	6,731,841.83	0.43
20.01 - 30.00	97	4,753,446.63	0.30
30.01 - 40.00	131	10,158,658.00	0.65
40.01 - 50.00	227	19,832,811.10	1.27
50.01 - 60.00	495	52,623,687.22	3.36
60.01 - 70.00	1,279	165,317,260.73	10.56
70.01 - 80.00	4,785	630,282,594.47	40.25
80.01 - 90.00	4,137	557,914,417.34	35.62
90.01 - 100.00	749	116,403,468.67	7.43
Total:	**12,092**	**1,566,089,418.87**	**100.00**

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	78	4,297,666.62	0.27
401 - 450	4	431,017.25	0.03
451 - 500	78	7,930,559.82	0.51
501 - 550	2,243	256,131,766.20	16.35
551 - 600	4,551	570,533,881.77	36.43
601 - 650	3,416	486,022,472.38	31.03
651 - 700	1,189	166,759,958.36	10.65
701 - 750	395	55,459,311.64	3.54
751 - 800	132	18,060,473.04	1.15
801 - 850	6	462,311.79	0.03
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	6,136	773,611,557.27	49.40
Purchase	3,910	500,914,104.88	31.99
Rate/Term Refinance	1,550	203,136,993.08	12.97
Debt Consolidation	489	87,681,474.25	5.60
Construction Permanent	2	379,025.32	0.02
Home Improvement	5	366,264.07	0.02
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	9,891	1,256,363,577.32	80.22
PUD	604	114,829,344.76	7.33
2-4 Family	705	98,055,219.46	6.26
Condo	545	69,585,520.02	4.44
Manufactured Housing	335	25,734,267.35	1.64
Townhouse	10	1,101,972.26	0.07
Modular Home	1	345,000.00	0.02
Coop	1	74,517.70	0
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,504	289,416,825.54	18.48
CA-N	1,028	211,430,128.08	13.50
CO	481	81,072,878.33	5.18
TX	762	78,866,350.33	5.04
IL	563	76,191,125.20	4.87
FL	657	71,266,526.61	4.55
OH	753	65,379,201.32	4.17
WA	320	48,721,280.14	3.11
MI	481	46,496,601.60	2.97
AZ	401	45,905,758.36	2.93
MN	261	36,886,589.22	2.36
OR	247	34,457,229.22	2.20
NY	208	33,420,867.36	2.13
PA	411	31,984,451.46	2.04
NJ	195	30,069,511.11	1.92
MA	171	27,760,874.35	1.77
IN	365	27,219,769.45	1.74
MO	322	26,102,813.58	1.67
MD	176	24,159,190.66	1.54
GA	192	23,905,834.71	1.53
NC	238	21,259,873.74	1.36
VA	176	21,127,103.54	1.35
TN	262	19,157,157.20	1.22
NV	129	18,401,044.19	1.17
HI	74	15,878,210.63	1.01
UT	118	15,799,431.87	1.01
SC	182	15,529,749.56	0.99
WI	162	14,857,843.78	0.95
OK	202	14,088,892.81	0.90
KY	182	13,419,831.59	0.86
Other	869	85,856,473.33	5.48
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	2,120	257,415,582.58	16.44
1 month int. prepaid amount >20% orig. bal	5	437,508.65	0.03
1% of prepaid amount, >20% orig. bal	28	2,294,006.23	0.15
1% of prepaid amount	1,349	134,795,593.77	8.61
2 months int. prepaid amount, >20% orig. bal.	159	16,413,020.43	1.05
2 month interest of prepaid amount	53	7,926,701.79	0.51
2% of prepaid amount	846	89,636,518.16	5.72
3 months interest of prepaid amount	84	13,545,347.74	0.86
3% of prepaid amount	1,107	99,227,828.71	6.34
4% of prepaid amount	53	6,756,185.19	0.43
5%, 4%, 3%, 2%, 1% of prepaid amount	60	4,656,053.60	0.30
5% of prepaid amount	78	10,660,843.73	0.68
6 months int. prepaid amount, >20% orig. bal.	4,454	654,371,617.82	41.78
6 months interest on 80% prepaid amount	1,696	267,952,610.47	17.11
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	9,633	1,175,280,372.89	75.05
Stated	796	131,742,107.73	8.41
EZ-Q	543	90,796,185.54	5.80
No Income Verification	487	70,981,636.84	4.53
Alternate	115	22,395,132.03	1.43
No Asset Verification	124	19,545,915.77	1.25
No Documentation	134	18,958,803.39	1.21
Reduced	106	18,885,570.28	1.21
No Income/No Asset	106	11,756,757.34	0.75
Limited	40	4,078,987.37	0.26
No Ratio	8	1,667,949.69	0.11
Total:	**12,092**	**1,566,089,418.87**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.501 - 2.000	1.00	171846.02	0.02
3.001 - 3.500	7.00	1361060.27	0.12
3.501 - 4.000	21.00	2702643.16	0.24
4.001 - 4.500	144.00	20433940.59	1.80
4.501 - 5.000	344.00	52092157.37	4.60
5.001 - 5.500	621.00	90428858.92	7.98
5.501 - 6.000	1679.00	270372283.56	23.86
6.001 - 6.500	2349.00	338778279.40	29.90
6.501 - 7.000	1402.00	179358239.91	15.83
7.001 - 7.500	672.00	88966541.56	7.85
7.501 - 8.000	356.00	40918166.87	3.61
8.001 - 8.500	170.00	17933198.32	1.58
8.501 - 9.000	146.00	14533975.16	1.28
9.001 - 9.500	133.00	13183681.73	1.16
9.501 - 10.000	18.00	1628874.23	0.14
10.001 >=	1.00	88334.28	0.01
Total:	**8,064**	**1,132,952,081.35**	**100.00**

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.501 - 1.000	7,502	1,038,741,443.65	91.68
1.001 - 1.500	272	41,440,684.45	3.66
1.501 - 2.000	264	50,490,010.04	4.46
2.501 - 3.000	26	2,279,943.21	0.20
Total:	**8,064**	**1,132,952,081.35**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

First Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.501 - 1.000	181	17,305,989.47	1.53
1.001 - 1.500	123	17,466,505.46	1.54
1.501 - 2.000	1,718	278,832,875.31	24.61
2.501 - 3.000	6,022	816,864,881.36	72.10
3.001 >=	20	2,481,829.75	0.22
Total:	**8,064**	**1,132,952,081.35**	**100.00**

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
8.501 - 9.000	1	89,991.97	0.01
9.001 - 9.500	1	99,450.00	0.01
9.501 - 10.000	2	288,564.54	0.03
10.501 - 11.000	1	72,810.17	0.01
11.001 - 11.500	1	98,933.44	0.01
11.501 - 12.000	11	1,670,935.35	0.15
12.001 - 12.500	16	2,845,937.61	0.25
12.501 - 13.000	93	15,578,842.56	1.38
13.001 - 13.500	209	36,299,716.41	3.20
13.501 - 14.000	508	89,541,459.76	7.90
14.001 - 14.500	649	112,617,504.29	9.94
14.501 - 15.000	1,013	168,768,952.62	14.90
15.001 - 15.500	1,001	146,338,293.73	12.92
15.501 - 16.000	1,263	182,828,930.05	16.14
16.001 - 16.500	883	113,485,044.79	10.02
16.501 - 17.000	918	116,232,543.95	10.26
17.001 - 17.500	519	53,956,495.51	4.76
17.501 - 18.000	430	43,789,484.06	3.87
18.001 - 18.500	246	23,113,728.06	2.04
18.501 - 19.000	171	15,307,005.03	1.35
19.001 - 19.500	95	7,495,285.10	0.66
19.501 - 20.000	28	2,161,564.68	0.19
20.001 >=	5	270,607.67	0.02
Total:	**8,064**	**1,132,952,081.35**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.501 - 2.000	1	171,846.02	0.02
4.001 - 4.500	2	396,955.24	0.04
4.501 - 5.000	10	1,244,493.37	0.11
5.001 - 5.500	89	12,142,481.77	1.07
5.501 - 6.000	224	33,283,197.88	2.94
6.001 - 6.500	287	37,169,776.35	3.28
6.501 - 7.000	398	46,784,266.18	4.13
7.001 - 7.500	274	48,465,577.10	4.28
7.501 - 8.000	539	103,725,719.12	9.16
8.001 - 8.500	683	121,329,391.71	10.71
8.501 - 9.000	1,042	182,500,565.70	16.11
9.001 - 9.500	913	134,271,626.15	11.85
9.501 - 10.000	1,097	149,204,542.70	13.17
10.001 - 10.500	731	83,685,446.71	7.39
10.501 - 11.000	733	82,359,702.51	7.27
11.001 - 11.500	410	40,969,173.55	3.62
11.501 - 12.000	297	27,025,972.57	2.39
12.001 - 12.500	176	15,360,817.63	1.36
12.501 - 13.000	108	9,043,241.88	0.80
13.001 - 13.500	41	3,198,824.09	0.28
13.501 - 14.000	7	506,992.66	0.04
14.001 - 14.500	2	111,470.46	0.01
Total:	**8,064**	**1,132,952,081.35**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2001-12	2	85,013.11	0.01
2002-01	1	56,942.36	0.01
2002-03	3	826,547.66	0.07
2002-06	4	410,670.42	0.04
2002-07	5	637,469.80	0.06
2002-09	7	998,993.53	0.09
2002-10	9	1,216,761.83	0.11
2002-11	5	487,834.78	0.04
2002-12	10	1,305,396.16	0.12
2003-01	1	78,232.12	0.01
2003-02	7	773,178.93	0.07
2003-03	14	1,886,680.81	0.17
2003-04	18	1,697,102.22	0.15
2003-05	76	7,406,156.85	0.65
2003-06	125	12,589,503.79	1.11
2003-07	126	14,448,372.12	1.28
2003-08	120	15,795,096.63	1.39
2003-09	566	73,836,387.16	6.52
2003-10	757	105,147,600.99	9.28
2003-11	1,151	173,798,478.04	15.34
2003-12	2,008	288,728,316.26	25.48
2004-01	1,400	204,608,761.22	18.06
2004-02	9	966,426.00	0.09
2004-03	1	219,519.07	0.02
2004-04	3	235,410.60	0.02
2004-05	28	4,112,462.35	0.36
2004-06	34	4,513,332.05	0.40
2004-07	45	5,431,388.67	0.48
2004-08	50	5,397,635.09	0.48
2004-09	171	21,393,078.06	1.89
2004-10	367	49,292,741.93	4.35
2004-11	356	50,106,963.06	4.42
2004-12	364	53,327,520.44	4.71
2005-01	193	27,309,144.44	2.41
2005-04	1	67,600.81	0.01
2005-08	2	192,574.02	0.02

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date (continued)			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2005-09	1	45,787.89	0.00
2005-10	1	114,989.17	0.01
2006-07	1	35,750.00	0.00
2006-08	1	149,858.74	0.01
2006-09	3	527,593.79	0.05
2006-10	10	1,555,690.61	0.14
2006-11	2	509,715.77	0.04
2006-12	1	68,000.00	0.01
2007-01	5	559,402.00	0.05
Total:	**8,064**	**1,132,952,081.35**	**100.00**